Linda van Doorn	July 11, 2005

Senior Assistant Chief Accountant

Securities and Exchange Commission
Washington, D.C. 20549
(202) 551-3496

Re: Comments to 2004 Thomas Group, Inc. Form 10-K

Dear Ms. Van Doorn,

We received your comment letter dated June 30, 2005 upon your review of our company’s Form 10-K for the year ended December 31, 2004 filed March 30, 2005, File No. 0-22010.  Below are our responses to your comments:

Note 1 Summary of Significant Accounting Policies, page F-8

(i)                                    Revenue, page F-10

We stated that “Fixed fee revenue is recognized on a percentage completion method, based on direct labor hours expended.”

•                  Do fixed fee contracts include milestones or other output measures?

No.  A client engages Thomas Group to solve a problem. In the contract, we define the problem/solution, quantify a total price and define the payment terms, usually divided into even, monthly increments.  We offer no guarantees of performance, no warranties and no refunds. Once the earnings process is complete for the labor hours expended (i.e. typically a month-end cutoff), it is due and payable to us, and is not dependent on past or future services. Each day stands alone. These types of contracts do not include milestones or output measures.

•                  Upon termination of the contract are we entitled to collect fees based on labor hours incurred?

Early Termination of a contract:

In the case of early contract termination, we are entitled to collect fees based on time incurred upon termination of the contract. Each fixed fee contract contains a termination clause which states that any early termination will not be considered effective until the client has paid all outstanding invoices, including an invoice up to the date of termination.

Normal Termination of a contract:

Each fixed fee contract defines the total contract price and term for a project.  Although the labor hours may change during the contract from what we originally estimated, the total price for the project does not change. We adjust labor hours each month, comparing actual and forecasted hours to compute percentage of completion within the total contract price.

5221 North O’Connor Boulevard Suite 500 Irving, TX 75039-3753 • Telephone (972) 869 3400, FAX 972-443-1701 • www.thomasgroup.com

•                  Are there significant start up costs?    No.  Our fixed fee contract defines the total price for an engagement.  The monthly fixed fee represents the billing pattern to the client, typically straight-line over the term of the contract. In most cases, the work is performed ratably over the term of the contract, and the billing approximates the effort (cost incurred).

•                                          Our fixed fee contracts are similar to an accounting firm who is engaged to audit the financial statements of a company.  The end result is an audit opinion on the financial statements.  However, if the audit is terminated early, the accounting firm is entitled to be paid for effort expended, despite the fact that the audit was not completed.  As a consulting company, our cost of sales is primarily people; therefore, labor hours incurred do bear a direct relationship to the performance of services specified in the contract.

SAB Topic 13 Revenue Recognition 3 (f) (Question 2), states that service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern. Each quarter, we compare the fixed fee billed-to-date to the labor hours expended-to-date on each fixed fee contract. We compute percentage completion on the hours, and compare it to the billings to compute proper revenue recognition. Typically, the difference is immaterial since the billings and the hours are ratable over the term of the contract.

•                  What has been our realization and loss experience under fixed fee contracts?

In the last five years, we have had only one bad debt in the amount of $200,000, due to a very unusual circumstance related to the personalities involved.

(o) Concentration of Credit Risk, page F-11

•                  Do we have a credit concentration related to a receivable from a single customer that is greater than 20% of our total assets?

At December 31, 2004, one client’s receivable represented 49% of our total assets. This client adheres to its 30 day payment terms, and as of the filing date of the Form 10-K we had collected 100% of this receivable.  In researching your question, we realized that despite our belief that this client is not a “risk”, disclosure about a concentration of credit risk of all financial instruments under FAS 107 would require us to disclose the maximum amount of loss we would incur if they failed to pay us.  We regret that this disclosure was inadvertently omitted, and in the future we will add this disclosure to our footnotes and MD&A discussion regarding concentrations of credit risk.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in SEC filings.  We understand staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to an SEC filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning this comment letter, or any of our other SEC filings, please contact me.

Sincerely,

/s/ David English
David English
Chief Financial Officer